UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABG Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Response to a request for information for the Ordinary and Extraordinary Shareholders’ Meeting of GRUPO SUPERVIELLE S.A. to be held on April 22, 2025 (the “AGM”)

Autonomous City of Buenos Aires, April 12, 2025

Messrs.

Fondo de Garantía de Sustentabilidad

ANSES

Tucumán 500, Entrepiso

Autonomous City of Buenos Aires

Att.: Dirección Gestión Asuntos Societarios

Director Guido Gallino

Present

RE: Response to a request for information for the Ordinary and Extraordinary Shareholders’ Meeting of GRUPO SUPERVIELLE S.A. to be held on April 22, 2025 (the “AGM”)

Dear Sirs,

We are pleased to address this letter to you with reference to the AGM and with the aim of replying to your information request for the casting of votes in your capacity of shareholder. In such regard, please be advised that:

FGS-ANSES REQUEST: a. Details of shareholding breakdown to date. Please include details of the shareholders’ register where percentages of each shareholder with a shareholding above 5% are specified, by class of shares, stating total votes and total shares.

RESPONSE: As of today, the shareholding structure of Grupo Supervielle S.A. is as follows:

Accionistas	Acciones Clase A	Acciones Clase B	Cantidad de Acciones (Total)*	% Capital*	Cantidad de Votos (Total)*	% Votos*	% Acciones B
Julio Patricio Supervielle	61,738,188	50,621,278	112,359,466	25.67%	359,312,218	52.47855%	13.46%
Fideicomiso Supervielle		49,492,485	49,492,485	11.31%	49,492,485	7.22852%	13.16%
ANSES FGS		15,259,141	15,259,141	3.49%	15,259,141	2.22864%	4.06%
Oferta Pública		260,620,073	260,620,073	59.54%	260,620,073	38.06429%	69.32%
Total*	61,738,188	375,992,977	437,731,165	100.00%	684,683,917	100.00%	100.00%

*The calculations of the economic right and voting right are carried out on the share capital excluding the 18,991,157 Class B shares that the Company has in its portfolio and that were acquired under the first buyback program between July 2022 and February 2023 and the second buyback program between April and July 2024. To be considered shares in the portfolio, the economic right is calculated on a capital base of 456,722,322 shares (composed of 61,738,188 class A shares and 394,984,134 Class B shares), and the voting right is calculated on a base of 703,675,074 votes (composed of 61,738,188 Class A shares with the right to 5 votes per share and 394,984,134 Class B shares with the right to 1 vote per share).

FGS-ANSES REQUEST: b. Copy of the Board of Directors’ minutes which summoned to the Shareholders’ Meeting.

RESPONSE: Please be informed that the Board of Directors’ Meeting Minutes # 742 dated March 17, 2025 by which the AGM was summoned is available at the Argentine Securities Commission’s Financial Information Platform (“Autopista de la Información Financiera”) in Actas Societarias / Actas de Directorio with ID #3334655.

FGS-ANSES REQUEST: c. Statement on the officers and/or attorney-in-fact authorized by the Company to execute this request, with copy of the instrument that evidences such authority (if extensive, the relevant piece of the instrument will suffice).

RESPONSE: The authorized signatory is Ms Ana Bartesaghi in her capacity of Alternate Responsible Officer for Market Relations. Attached please find a digital copy (relevant piece only) of Board Meeting Minutes’ # 586 dated June 19, 2020 that states the appointment of the Responsible Officers for Market Relations.

Composition of the Board of Directors (regular and alternate directors) during 2021 and to date, with the dates of appointment and their terms of office; including resignations and new appointments and dates, as appropriate.

RESPONSE: Current breakdown of the Board of Directors (including terms of office) is as follows:

Position	Name	Latest appointment	Expiration of term (Shareholders’ Meeting to consider financial statements as of…)
Chairman	Julio Patricio Supervielle	April 27, 2023	December 31, 2024
First Vice-Chairman	Atilio María Dell’Oro Maini	April 27, 2023	December 31, 2024
Second Vice-Chairman	Laurence Nicole Mengin de Loyer	April 19, 2024	December 31, 2025
Directors	Eduardo Braun	April 27, 2023	December 31, 2024
	Hugo Enrique Santiago Basso	April 27, 2023	December 31, 2024
	José María Orlando	April 19, 2024	December 31, 2025

There have been no resignations or replacements in the composition of the Board of Directors.

FGS-ANSES REQUEST: 1) Appointment of two shareholders to sign the Minutes of the Shareholders’ Meeting.

RESPONSE: It will be proposed that the representative of FGS-ANSES and any other shareholder present at the AGM be appointed to sign the Minutes of the Shareholders’ Meeting.

FGS-ANSES REQUEST: 2) Consideration of the documentation required by section 234, subsection 1 of Law No. 19,550, for the fiscal year ended December 31, 2024.

It is requested to provide a copy of the accounting documentation according to article 234 of Law 19,550 approved and signed by the Board of Directors, Statutory Auditors and the External Auditor.

A detail of the indexing index used; in the event that the Financial Statements that are submitted for consideration (financial year closed on December 31, 2024) are restated in homogeneous currency (in accordance with CNV General Resolution No. 777/2018)

In this context, it is requested to confirm whether the financial statements for the fiscal year 2024 that are being submitted for consideration of the AGM are presented restated in a homogeneous currency. This being the case, please provide a detail of the applied index.

Any current contract with related companies for the provision of corporate and technical services. (date of execution of the contract, object, price, validity, renewal and addendums; accompanying a copy of the respective documents) detail of the amounts paid as fees at the end of the fiscal year ended on December 31, 2019, 2020, 2021,2022 and 2023.

A detail of tasks actually provided within the framework of the technical assistance contract during the year 2023, as well as the fees accrued for them and if the issuer considers the possibility of dispensing with said assistance, considering the experience it has in the matter.

The evolution of the company's staffing from the fiscal year ended December 31, 2019, 2020, 2021,2022 and 2023.

RESPONSE: The requested documents were published on March 11, 2025 through the Argentine Securities Commission’s Financial Information Platform (“Autopista de la Información Financiera”) with ID #3329608.

In addition, please be advised that the financial statements as of December 31, 2024 are presented restated in a homogeneous currency using the National Consumer Price Index (CPI) prepared by INDEC for indexation purposes (base month: December 2016). For those items with a previous date of origin, it is used the IPIM published by the FACPCE, as set forth by Resolution JG 517/16.

Regarding the contracts for administrative services entered into between Grupo Supervielle and its related companies for corporate and technical services, we inform that Grupo Supervielle provides management services to several of its subsidiaries under agreements entered into at different times with: Banco Supervielle, Supervielle Asset Management, Espacio Cordial de Servicios and Sofital. The services rendered by the Company under such contracts include financial and commercial advisory services, tax planning and optimization, definition of audit policies, development and evaluation of senior management, preparation of annual budgets, planning and development of complementary activities, definition of the mission of related companies and policies related to social responsibility. The price of these services is equivalent to the ordinary and extraordinary costs incurred plus a 20% margin, plus 21% VAT. If the services to be provided are of an extraordinary nature, the Company is entitled to receive additional compensation, the amount of which will be determined in each particular case.

The following table shows detailed information related to the fees received from the Company’s subsidiaries for management services for the periods stated therein, as well as the date of the original agreement:

Company	Contract date	2024	2023
		(in thousands of Pesos, in historical currency, plus VAT)
Banco Supervielle	1/12/2008	1,337,456	627,456
Tarjeta Automática	30/12/2008	0	0
SAM	30/12/2008	21,072	5,076
Sofital	30/12/2008	2,144	516
IUDÚ Cía. Financiera	27/11/2011	0	0
Espacio Cordial	12/12/2013	12,608	2,592
Total		1,373,289	635,649

Additionally, we inform that on March 1, 2016, Grupo Supervielle entered into an agreement with its subsidiary Banco Supervielle for the provision of accounting, treasury and legal services by the latter. The Bank’s services to the Company include, among others: accounting and recording of daily transactions and closing balance entries, preparation of financial statements, administration of accounting books, administration of institutional relations, structuring and management of funding instruments, management of liquidity investment operations, book-keeping of the corporate books of the Company, processing of publications, notifications, registration of corporate acts and compliance with information requirements by the authorities and public and private organizations. This agreement is in force to date.

The following table shows detailed information related to the fees paid to Banco Supervielle for the services provided for the periods stated therein:

Company	2024	2023
	(in thousands of Pesos, in historical currency, plus VAT)
Banco Supervielle	4,152	1,864

FGS-ANSES REQUEST: 3). Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2024.

Please provide the composition of the Board of Directors (regular and alternate members) as of the date, indicating the date of appointment, duration, and expiration of the term;

Report if there were resignations or modifications to the composition of the body and new appointments, in which case the full name and dates when they occurred should be indicated, as well as the relevant facts published before the CNV;

Report on the management carried out by the Board during the fiscal year closed on December 31, 2024;

Additionally, it is requested to provide any other supporting information that may be relevant to consider the point.

RESPONSE:

The current composition of the Board of Directors (with mandates in force) is as follows:

Position	Name	Latest appointment	Expiration of term (Shareholders’ Meeting to consider financial statements as of…)
Chairman	Julio Patricio Supervielle	April 27, 2023	December 31, 2024
First Vice-Chairman	Atilio María Dell’Oro Maini	April 27, 2023	December 31, 2024
Second Vice-Chairman	Laurence Nicole Mengin de Loyer	April 19, 2024	December 31, 2025
Directors	Eduardo Braun	April 27, 2023	December 31, 2024
	Hugo Enrique Santiago Basso	April 27, 2023	December 31, 2024
	José María Orlando	April 19, 2024	December 31, 2025

It is hereby recorded that on September 23, 2024, the Company received from Mr. Emérico Alejandro Stengel a notification informing his resignation from the position of Regular Director, which was accepted by the Board of Directors on the same day, on which date the positions were redistributed, with Mr. Atilio Dell´Oro Maini assuming the role of First Vice-Chairman and Mrs. Laurence Nicole Mengin de Loyer assuming the role of Second Vice-Chairman.

FGS-ANSES REQUEST: 4) Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2024.

Please inform the composition of the Supervisory Committee (main and substitutes) to date, indicating the date of appointment, duration and expiration of the mandate;

Inform if there were resignations or modifications to the composition of the body and new appointments, if applicable, indicate full name and dates on which they occurred, as well as the relevant events published before the CNV;

Report on the management carried out by the Supervisory Commission during the fiscal year ended December 31, 2024.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary an Extraordinary Shareholders’ Meeting to be held April 22, 2025” expressed by the Board of Directors on March 20, 2025, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID #3335275.

FGS-ANSES REQUEST: 5) Consideration of the remuneration to the Board of Directors for AR$ 744.995.260 ($599.156.794 at historical values), corresponding to the fiscal year ended December 31, 2024, which resulted in a computable utility under the terms of the Rules of the Argentine Securities Commission.

With regard to this Agenda item, it is requested to inform the global amount that is proposed to be set as fees corresponding to the Board of Directors for the year ended December 31, 2024.

Also, please detail:

- Number of Board members and how many of them would receive remunerations;

- The total amount of advances assigned as fees to the Board of Directors as of December 31, 2024. In case of having made said payments, individualize how much each of the directors received as an advance;

-If the proposed global amount includes additional remuneration for the performance of technical-administrative tasks, for the integration of the Audit Committee and/or for Special Commissions. If yes, individualize how much they received for technical-administrative functions, detailing the functions performed, how much they received for Special Commissions and/or how much for joining the Audit Committee per director;

-Inform whether the proposed global amount includes remuneration for directors who are under a dependency relationship. If yes, detail how many directors are in this situation, how much each one is compensated and what functions they perform.

- Lastly, please inform whether the Board will be authorized to pay advances on fees for the fiscal year starting on January 1, 2025. Additionally, indicate the period of time in which it will be carried out and the expected amounts.

- Likewise, it is requested to detail which parameters would be used to determine the sum of advances.

In addition, report a comparison of the amounts approved with respect to the last 4 annual years and the proposal for the financial year ended December 31, 2024, identifying the number of members in each year, using the following model if possible:

Board remunerations	Approved Ended 2023	Approved Proposal 2024
Global amount
Nominal increase
Porcentual increment

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 22, 2025” expressed by the Board of Directors on March 20,

2025, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3335275.

Additionally, please be advised of the following:

(i)	Remuneration for technical-administrative tasks will not be allocated. The total amount to be allocated as fees corresponds to the remuneration of seven Board members. Regarding this matter, it is reported that the aforementioned fees were advanced and received prior to the Assembly.

(ii)	Below is the information of the global amount approved for fiscal year 2023 and 2024 proposal:

GRUPO SUPERVIELLE Remuneration to the Board of Directors	Approved 2023 (1)	Proposed 2024 (2)
Global Amount	$735,909,373	$744.995.260
Number of directors	7	7
Average annual amount per director	$105,129,910	$106.427.894
Average monthly amount per director	$8,760,826	$8.868.991
Nominal increase	$440,456,991	$9.085.887
Percentage increase	149%	1%
(1)	Figures in homogeneous currency as of 31DEC2023
(2)	Figures in homogeneous currency as of 31DEC2024

(iii)	The fiscal year ended on December 31, 2024 showed a computable profit in the terms of the Rules of the National Securities Commission:

in AR$
Results (after taxes) (+/-) Adjustments from previous fiscal years (+) Legal Reserve	125,181,729,870.40 (204,020,000.00) (6,248,885,000.00)
(+) Allocations to the Board of Directors and the Supervisory Committee charged to the Income Statement:	744,995,260.00
Computable Utility:	119,473,820,130.4

In addition to the above, it is reported that the total fees to Directors of Grupo Supervielle, either paid or provisioned by Grupo Supervielle S.A. or any of its subsidiaries during the fiscal year 2024, amounted to AR$ 4.567.890.853 expressed in constant currency as of December 31, 2024, which compares with the amount of AR$ 4.533.773.177 for fiscal year 2023, restated at constant currency as of December 31, 2024.

FGS-ANSES REQUEST: 6) Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2024.

Please inform the proposed remuneration to the Supervisory Committee for the fiscal year ended December 31, 2024.

Please provide the breakdown of the total proposed amount and the amount per trustee, as well as the amount advanced by syndic during the fiscal year closed on December 31, 2024.

Finally, please inform whether the Board of Directors will be authorized to pay advance fees to the Supervisory Committee for the fiscal year starting on January 1, 2025. Identify advances for each syndic; also indicate the timeframe in which they will be made and the anticipated amounts. Likewise, it is requested to detail which parameters would be used to determine the total amount of advances.

Additionally, we request a comparison of the amounts approved with respect to the last 3 annual fiscal years and the proposal for the fiscal year closed on December 31, 2024, identifying the number of members in each fiscal year, using the following model if possible:

Board remunerations	Approved Ended 2023	Approved Proposal 2024
Global amount
Nominal increase
Porcentual increment

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraodinary Shareholders’ Meeting to be held April 22, 2025” expressed by the Board of Directors on March 20, 2025, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3335275.

It is hereby confirmed that the amounts detailed in such Voting Recommendations were paid prior to this date.

Below is the information on the amount approved for 2023, as well as the proposal for 2024, all figures without inflation adjustment:

GRUPO SUPERVIELLE Remuneration to the Supervisory Committee	Approved 2023	Proposal 2024
Global Amount	$2,275,507	$10.475.026
Number of remunerated Syndics	3	3
Average annual amount per Syndic	$758,502	$3.491.675
Average monthly amount per Syndic	$63,209	$290.973
Nominal increase	$1,150,508	$8.190.519
Percentage increase	102%	360%

FGS-ANSES REQUEST: 7)Determination of the number of Regular and Alternate members of the Board of Directors.

It is requested that the proposal for this Agenda item be informed: what would be the number of regular and alternate directors.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 22, 2025” expressed by the Board of Directors on March 20, 2025, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3335275.

FGS-ANSES REQUEST: 8) Election of regular members of the Board of Directors and determination of their mandate.

Please inform how many vacant positions need to be filled on the Board.

Please inform who the primary and alternate Directors are whose terms expired on December 31, 2024;

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 22, 2025” expressed by the Board of Directors on March 20, 2025, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3335275.

FGS-ANSES REQUEST: 9)Appointment of regular and alternate members of the Supervisory Committee

It is requested that the proposal for this Agenda item be informed: what candidates are proposed for appointment, informing full name of the proposed candidates, duration of their mandates and information on their background and/or resumes that prove suitability for the position.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 22, 2025” expressed by the Board of Directors on March 20, 2025, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3335275.

FGS-ANSES REQUEST: 10) Consideration of the results for the fiscal year ended December 31, 2024 and destination of unallocated results as of December 31, 2024 (profit of thousands AR$124,977,709) proposed to: (i) a legal reserve of thousand AR$6,248,885, (ii) a facultative reserve of thousand AR$93,733,282, and (iii) a reserve for future dividends of thousand AR$24,995,542.

It is requested to inform the proposal of treatment and destination of the result of the exercise.

Likewise, please provide a detail of the evolution of the Reserves (Legal Reserve, Facultative Reserve, Special Reserve and Future Dividends Reserve), specifying the reason for its constitution and its current composition, date on which it was constituted and its latest movements since the year 2011;

In the event that there is a proposal to establish or allocate any amounts to reserves:

- Inform the reason and convenience of the constitution or allocation of amounts to existing reserves must be explained clearly and circumstantially, stating whether they are reasonable and respond to a prudent administration, all in accordance with articles 66 inc. 3 and 70 of Law No. 19,550;

In the event that there is a proposal for the distribution of dividends:

- Indicate if the Company has any restriction and/or policy on the distribution of dividends, which is in force at the time of this Meeting;

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 22, 2025” expressed by the Board of Directors on March 20, 2025, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3335275.

With regards to the details of the evolution of the Reserves (Legal Reserve, Facultative Reserve, Special Reserve and Future Dividends Reserve), please refer to the Statement of Changes in Equity included in the Financial Statements of Grupo Supervielle as of December 31, 2024, as published on March 11, 2025 as “Financial Information” through the

Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID #3335275.

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a)  Inform the dividend distribution proposal;

b)Inform the reason and convenience of the payment of the same

c) Inform the species and/or the type of currency (Argentine pesos, US dollars or another type of foreign currency) in which the payment of dividends is proposed;

d) Indicate the total amount to be paid per outstanding share and the percentage value of the dividend on the outstanding share capital;

e)Inform the liquid assets available to the Company to face an effective distribution of dividends;

f) Given that CNV Resolution No. 777/18 indicates that the distribution of profits must be treated in the currency of the date of the Shareholders' Meeting by using the price index corresponding to the month prior to said meeting, it is requested to confirm if the proposal would be restated. In this case, indicate the calculation index and updated amounts;

RESPONSE: In relation to point a) please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 22, 2025” expressed by the Board of Directors on March 20, 2025, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3335275. Likewise, we inform you that the total amount of dividends, restated in homogeneous currency as of March 31, 2025, amounts to $27,137,438.

Regarding point b) it is informed that generally, the Board favors an efficient use of capital in its recommendation process. That is, the Board of Directors generally recommends reinvesting profits when there are investment opportunities that are organic or inorganic or recommends distributing dividends when there is excess capital. Given that in 2024 the company showed a positive net result and has liquidity and high levels of solvency that exceed the requirements to carry out the company's business plan, the Company's Board of Directors considers that it is appropriate make a payment of Dividends for the benefit of its shareholders. As described in the integrated report that is published on March 11, 2025, as “Financial Information” through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID #3329608.

Regarding point c) please refer to “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 22, 2025” expressed by the Board of Directors on March 20, 2025, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3335275.

With regards to point d), please refer to the Statement of Changes in Equity included in the Financial Statements of Grupo Supervielle as of December 31, 2024, as published on March 11, 2025, as “Financial Information” through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID #3329608.

Regarding point e) we confirm that the company has no restriction on the distribution of dividends and that the proposal is as detailed in the response to point b above.

Regarding point f., and as reported in point a) above, we confirm that it was re-expressed in homogeneous currency as of March 31, 2025, amounting to $27,137,438.

FGS-ANSES REQUEST: 12) Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2024.

It is requested to report the fee proposal of the certifying accountant for the year ended December 31, 2024, and the actual amount executed for the same concept on the occasion of the year 2023, specifying if a change of tasks was registered with respect to those carried out for the Financial statements for the year previous.

In case of registering a considerable increase, it is requested to justify the reasons for it.

Additionally, we request a confirmation of the amounts approved with respect to the last 3 annual fiscal years and the proposal for the fiscal year closed on December 31, 2024, distinguishing whether they include taxes, using, if possible, the following model:

Remuneration External Auditors	Approved 2023	Proposed 2024
Global Amount
Nominal Increase
Percentage Increase

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 22, 2025” expressed by the Board of Directors on March 20, 2025, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3335275.

Additionally, it is reported:

GRUPO SUPERVIELLE External Auditors	Approved 2023 (1)	Proposed 2024 (2)
Global Amount	$51,725,122	$95.589.777
Nominal Increase	$37,127,144	$43.864.655
Percentage Increase	254%	85%
(1)	Figures in homogeneous currency as of 31DEC2023
(2)	Figures in homogeneous currency as of 31DEC2024

It is informed that such figures do not include VAT.

In addition, it is reported that the remuneration proposal for the certifying accountant of the financial statements for the year ended December 31, 2024, corresponds to the same tasks performed in the previous year.

FGS-ANSES REQUEST: 13) Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2025, and determination of their remuneration.

Regarding the appointment of the certifying accountant for the year that will end on December 31, 2025, it is requested to inform the proposal for the appointment of the certifying auditor (full name of the candidates and name of the Firm), both the Regular and the Alternate, with their background that proves suitability for the position.

It is requested to inform the remuneration proposal to be determined.

Additionally, it is requested to provide any other supporting information that may be relevant to consider the point.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 22, 2025” expressed by the Board of Directors on March 20, 2025, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3335275.

FGS-ANSES REQUEST: 14) Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professionals and hire their services.

It is requested to inform the members of the Committee and the proposal as regards the budget for the Audit Committee for the fiscal year 2025.

Additionally, it is requested to inform whether the amounts paid for the last fiscal year . Please use, if possible, the following model:

GRUPO SUPERVIELLE Audit Committee	Approved 2024	Proposed 2025
Global Amount
Nominal Increase
Porcentual Increase

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 22, 2025” expressed by the Board of Directors on March 20, 2025, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3335275.

The members of the audit committee for the year ending on 12/31/2025 are informed; President José María Orlando; members Laurence Nicole Mengin de Loyer and Eduardo P. Braun.

The information on the amounts approved for 2019, 2020, 2021, 2022 and 2023 as well as the proposal for 2024 is detailed below, additionally the actual amount used for 2021, 2022 and 2023 is reported, all figures without adjusting for inflation:

GRUPO SUPERVIELLE Audit Committee	Approved 2024	Proposed 2025
Global Amount	$48,000,000	$58,000,000
Nominal Increase	$37,480,000	$10,000,000
Porcentual Increase	356%	21%
Actual Amount Used	$32,000,000

FGS-ANSES REQUEST: 15) Increase in the share capital of Grupo Supervielle S.A. by an amount up to a nominal value of $120,000,000 (one hundred twenty million pesos), through the issuance of up to 120,000,000 (one hundred twenty million) new ordinary, book-entry Class B shares with one (1) vote and a nominal value of $1 (one peso) per share and with dividend rights on equal terms as the ordinary, book-entry, Class B shares outstanding at the time of issuance, to be offered for public subscription in the country or abroad through the procedure of article 62 bis of the Capital Market Law No. 26,831. Setting the parameters within which the Board of Directors will establish the issuance premium. Destination of the funds.

- Detailed justification of the reason supporting the increase in share capital and the opportunity to consider it in the present Assembly.

- What is the amount that will be determined for the issuance premium and what were the parameters for its determination?

- Please inform specific statutory regulations that govern the increase of capital if necessary;

- A description of the regulations governing the increase of share capital and the manner of its implementation.

- Information on the effects of the operations on the equity participation of the FGS ANSES.

- Please inform if it is proposed to delegate to the Board / subdelegate certain powers to specific individuals. If applicable, please provide detailed information on which powers are proposed to be delegated and which would be subdelegated.

Likewise, please provide information on which members of the Board or other individuals will be delegated the powers, indicating their full name, ID number, and whether they have any employment relationship with the company.

- Inform the proposal of the period, term, and other terms and conditions of issuance related to the issuance of the New Shares;

RESPONSE: Please refer to the "Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders' Meeting to be held on April 22, 2025" expressed by the Board of Directors on March 20, 2025, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3335275.

FGS-ANSES REQUEST: 16) Request for the respective authorization to make a public offering in the country and/or in foreign markets as determined by the Board in due course (using the mechanism of registering the company's securities with the Securities and Exchange Commission under the universal "shelf" modality contemplated in the regulations of said entity) and listing on Bolsas y Mercados Argentinos S.A., A3 Mercados S.A., the New York Stock Exchange, and/or on the stock exchanges and/or markets of the country or abroad as the Board also determines.

- Please inform the terms of the authorization you propose to request and to whom the request would be submitted;

RESPONSE: Please refer to the "Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders' Meeting to be held on April 22, 2025" expressed by the Board of Directors on March 20, 2025, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3335275.

FGS-ANSES REQUEST: 17) Delegation to the Board of the necessary powers for the implementation of the resolutions of item 15 and item 16 of the previous Agenda.

- Please inform, regarding the delegation, who it will fall upon (full name and position within the Company), indicating the powers that are proposed to be delegated;

- Please inform if you propose to delegate the powers mentioned in the previous item to certain individuals, indicating, if applicable, to whom the delegation would fall (full name and position within the Company), specifically determining which powers are proposed to be delegated;

RESPONSE: Please refer to the "Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders' Meeting to be held on April 22, 2025" expressed by the Board of Directors on March 20, 2025, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3335275.

FGS-ANSES REQUEST: 18) Consideration of the instruction to the Board of Directors for the disposal of the shares in the Company's portfolio under the terms of article 67 of the Capital Markets Law

- Inform the reasonableness and reasons why the disposal of the shares in the portfolio is proposed;

- Inform the quantity and type of shares to be sold and the economic impact that the disposal has on the society, also detailing the rights that their buyers would acquire;

- Report the changes that the disposal of shares in the portfolio would bring to the shareholding of FGSAnses;

- Inform the methodology and disposal planning that will be instructed to the board of directors under the terms of article 221 of law 19,550;

- Report the existence of rights inherent to the shares to be sold that are suspended until their effective sale;

- Inform if the shares to be sold are subject to preferential subscription under the terms of article 194 of law 19,550; detailing offer to shareholders, term and rights granted.

RESPONSE: Please refer to the "Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders' Meeting to be held on April 22, 2025" expressed by the Board of Directors on March 20, 2025, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3335275.

FGS-ANSES REQUEST: 19)Authorizations.

Please inform the people who will be authorized for such purposes, indicating their full name and if they have any labor relationship with the company. If applicable, indicate their position within the Company .

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held April 22, 2025” expressed by the Board of Directors on March 20, 2025, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 3335275.

Yours faithfully,

_______________________

Ana Bartesaghi

Alternate Responsible Officer for Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 12, 2025	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer